SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              TREMONT CORPORATION
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   894745207
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 17, 1997
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,427,957
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,427,957

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,427,957

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.3%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,778,317
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,778,317

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,778,317

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.4%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,778,317
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,778,317

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,778,317

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.4%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,427,957
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,427,957

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,427,957

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.3%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,427,957
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,427,957

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,427,957

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.3%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)
      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,778,317
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         2,778,317

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           2,778,317

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.4%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]
      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,014,688
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         3,014,688

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,014,688

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO



CUSIP No. 894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,271,941
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         3,271,941

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN



                                AMENDMENT NO. 5
                                TO SCHEDULE 13D

     This statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Item 3, which is only amended (collectively, this "Statement"). This Statement reflects the repurchases by Tremont Corporation, a Delaware corporation (the "Company"), of the Company's common stock, $1.00 par value per share (the "Shares"), which repurchases have increased the percentage of outstanding Shares owned by the Reporting Persons (as defined below), and certain other transactions.

Item 1.   Security and Issuer.

     This Statement relates to the Shares.  The principal executive offices of
the Company are located at 1999 Broadway, Suite 4300, Denver, Colorado   80202.

Item 2.   Identity and Background.

     (a) This Statement is filed by (i) Valhi Group, Inc. ("VGI") and National City Lines, Inc. ("National") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest") and Contran Corporation ("Contran") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     VGI and National are the direct holders of approximately 34.4% and 5.1%, respectively, of the 6,874,108 Shares outstanding as of July 31, 1997 according to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Outstanding Shares"). Together, VGI and National may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the direct holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such Shares.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     On March 13, 1997, VGI contributed 250,000 Shares (or approximately 3.6% of the Outstanding Shares) to The Harold Simmons Foundation, Inc. (the "Foundation"). The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.
 Mr. Simmons, however, disclaims beneficial ownership of any Shares held by the Foundation.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 3.4% of the Outstanding Shares. Contran contributed 103,967, 51,597 and 80,807 Shares to the CDCT No. 2 on November 15, 1995, February 20, 1996 and March 31, 1997, respectively. Contran established the CDCT No. 2 pursuant to an agreement (the "Trust Agreement"), dated as of October 1, 1995, between Contran and NationsBank of Texas, N.A., a national banking association ("NationsBank"), as amended by Amendment One to the CDCT No. 2 dated December 18, 1996. NationsBank serves as the trustee of the CDCT No. 2 (the "Trustee"). The CDCT No. 2 was established in connection with the Amended Deferred Compensation Agreement, dated as of October 1, 1995, between Contran and Harold C. Simmons. Pursuant to the Trust Agreement, Contran retains the right to vote the Shares held by the CDCT No. 2. NationsBank has no investment discretion with respect to the assets held by the CDCT No. 2 and Contran exercises all rights associated with such assets. Contran retains the right at anytime, in its sole discretion, to substitute assets of equal fair market value for any Shares held by the CDCT No. 2. As a result of the Trust Agreement, Contran (i) retains the power to vote the Shares that Contran contributed to the CDCT No. 2, (ii) retains dispositive power over such Shares and (iii) may be deemed the indirect beneficial owner of such Shares. The foregoing summary of the Trust Agreement is qualified in its entirety by reference to Exhibits 1 and 2 to this Statement, which are incorporated herein by this reference.

     NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly hold 36,167 Shares and 30,490 Shares, respectively. Valhi, Inc. ("Valhi") and the Company are the direct holders of approximately 55.7% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National and Contran are the direct holders of approximately 74.7%, 10.0%, and 7.4%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont.

     Valmont and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. The Reporting Persons understand that the shares of Valhi common stock owned by Valmont and NL are treated as treasury stock by Valhi for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and president of Valhi and chairman of the board of NL.

     Harold C. Simmons' spouse is the direct owner of 3,747 Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the CMRT and sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of the Shares held by the CMRT, except to the extent of his vested beneficial interest therein.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal offices of VGI, National, NOA, Dixie Holding, Southwest, Dixie Rice and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) VGI does not engage in any business activity other than holding Shares, shares of Valhi common stock and notes receivable. Valhi is engaged in the chemicals, component products, waste management and other industries.

     National holds notes receivable and is engaged directly or through subsidiaries (other than VGI and its subsidiaries), in real estate, oil and gas activities and the rental and sales of compressors and related products.

     Dixie Holding does not engage in any business activity other than holding common stock of VGI and preferred stock of Contran.

     NOA holds investments in land, securities and notes receivable.

     Dixie Rice is engaged in (other than through Dixie Holding and its subsidiaries) land management, agriculture and oil and gas activities.

     Southwest is engaged in (other than through NOA and its subsidiaries) land management, agriculture and oil and gas activities.

     Contran is a diversified holding company engaged through its subsidiaries (other than through its subsidiaries as described above) in the production of, among other things, titanium metals, steel fabricated wire products, industrial wire and carbon steel rod.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding and National are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation. Dixie Rice and Southwest are Louisiana corporations. Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.


Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Persons made no purchases or sales of Shares in prior 60 days.

     The Reporting Persons understand that the funds required by the persons named in Schedule B to this Statement to acquire Shares were from such persons' personal funds.

Item 4.   Purpose of Transaction.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) VGI, National, the Foundation, the CDCT No. 2, NL, Valmont, Harold C. Simmons' spouse and the CMRT are the direct beneficial owners of 2,361,300, 350,360, 250,000, 236,371, 36,167, 30,490, 3,747 and 3,506 of the Shares,
respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) VGI, Dixie Holding and Dixie Rice may each be deemed to be the beneficial owner of the 2,427,957 Shares (approximately 35.3% of the Outstanding Shares) directly held by VGI, NL and Valmont;

          (2) National, NOA and Southwest may each be deemed to be the beneficial owner of the 2,778,317 Shares (approximately 40.4% of the Outstanding Shares) directly held by VGI, National, NL and Valmont;

          (3) Contran may be deemed to be the beneficial owner of the 3,014,688 Shares (approximately 43.9% of the Outstanding Shares) directly held by VGI, National, the CDCT No. 2, NL and Valmont; and

          (4) Harold C. Simmons may be deemed to be the beneficial owner of the 3,271,941 Shares (approximately 47.6% of the Outstanding Shares) directly held by VGI, National, the Foundation, the CDCT No. 2, NL, Valmont, Mr. Simmons' spouse and the CMRT.

Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to personally beneficially own the Shares as indicated on Schedule C to this Statement.

     (b)  By virtue of the relationships described in Item 2:

          (1) VGI, Dixie Holding and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the Shares directly held by VGI, NL and Valmont;

          (1) National, NOA and Southwest may each be deemed to share the power to vote and direct the disposition of the Shares directly held by VGI, National, NL and Valmont;

          (4) Contran may be deemed to share the power to vote and direct the disposition of the Shares directly held by VGI, National, the CDCT No. 2, NL and Valmont; and

          (5) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares directly held by VGI, National, the Foundation, the CDCT No. 2, NL, Valmont, Mr. Simmons' spouse and the CMRT.

     (c)  None.

     (d) Each of VGI, National, the Foundation, the CDCT No. 2, NL, Valmont, Mr. Simmons' spouse and the CMRT has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     VGI, National and Contran are parties to a $40 million credit facility dated as of November 8, 1996 with United States National Bank of Oregon and Societe Generale, Southwest Agency (the "U.S. Bank/SoGen Facility"). Borrowings under the U.S. Bank/SoGen Facility bear interest at the rate announced publicly from time to time by each bank as its prime rate or at a rate of 1.75% over LIBOR, are due November 7, 1997 or such extended maturity date as may be mutually agreed to, and are collateralized by certain Shares and shares of Valhi common stock. As of August 31, 1997, no money had been borrowed under the U.S. Bank/SoGen Facility and VGI and National had pledged 1,942,107 Shares and 350,360 Shares, respectively, under the U.S. Bank/SoGen Facility. The foregoing summary of the U.S. Bank/SoGen Facility is qualified in its entirety by reference to Exhibit 3 to this Statement, which is incorporated herein by this reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Contran Deferred Compensation Trust No. 2, dated as of October 1, 1995, between Contran Corporation and NationsBank of Texas, N.A. (incorporated by reference to Exhibit 1 to Amendment No. 43 to the Schedule 13D filed on November 6, 1995 with the Commission by NL Industries, Inc., the Combined Master Retirement Trust and Contran Corporation with respect to common stock of Keystone Consolidated Industries, Inc.).

Exhibit 2 Amendment One to the Contran Deferred Compensation Trust No. 2, dated as of December 18, 1996, between Contran Corporation and NationsBank of Texas, N.A. (incorporated by reference to Exhibit 14 to Amendment No. 59 to the Schedule 13D filed on April 2, 1997 with the Commission by Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation and Harold C. Simmons with respect to the common stock of Valhi, Inc. and referred to herein as the "Valhi
               Schedule 13D").

Exhibit 3 Loan Agreement, dated as of November 8, 1996, among Valhi Group, Inc., National City Lines, Inc., Contran Corporation, United States National Bank of Oregon and Societe Generale, Southwest Agency(incorporated by reference to Exhibit 10 to Amendment No. 59 to the Valhi Schedule 13D).



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 12, 1997




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in his individual capacity only.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 17, 1997





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.


                                   SCHEDULE A


Steven L. Watson, as Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.


                                   Schedule B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and their present principal occupations are set forth below.
Except as otherwise indicated, the business address of each such person is 5430
LBJ Freeway, Suite 1700, Dallas, Texas   75240.

          Name                 Present Principal Occupation
-----------------------  ---------------------------------------

Eugene K. Anderson       Vice President of Contran, Dixie
                         Holding, NOA, National, Valhi, Inc.
                         ("Valhi") and VGI

F. Murlyn Broussard (1)  Treasurer of Southwest.

J. Mark Hollingsworth    General Counsel of Contran, Dixie
                         Holding, Dixie Rice, NOA, National,
                         Southwest and Valhi.

William J. Lindquist     Vice President and Tax Director of
                         Contran, Dixie Holding, Dixie Rice,
                         NOA, National, Southwest, VGI and
                         Valhi.

Andrew McCollam, Jr. (1) Director of Dixie Rice; President and
                         Director of Southwest; Private
                         Investor.

Harold M. Mire (2)       President of Dixie Rice; Vice President
                         and General Manager of Southwest.

Bobby D. O'Brien         Vice President and Treasurer of
                         Contran, Dixie Holding, NOA, National,
                         VGI and Valhi; Vice President of Dixie
                         Rice and Southwest.

Glenn R. Simmons         Vice Chairman of the Board and Director
                         of Contran, Dixie Holding, NOA,
                         National, VGI and Valhi; Director of NL
                         and Tremont; Director and Executive
                         Vice President of Southwest and Dixie
                         Rice; Director and Chairman of the
                         Board of Keystone Consolidated
                         Industries, Inc. ("Keystone") (steel
                         fabricated wire products, industrial
                         wire and carbon steel rod
                         manufacturer).

Harold C. Simmons        Chairman of the Board, Chief Executive
                         Officer, Director and President of
                         Contran, Dixie Holding, NOA, National,
                         VGI and Valhi; Chairman of the Board,
                         Chief Executive Officer and Director of
                         Dixie Rice and Southwest; Director and
                         Chairman of the Board of NL; Director
                         of Tremont.

Robert W. Singer         Vice President of Contran and Valhi;
                         President and Chief Executive Officer
                         of Keystone

Richard A. Smith (2)     Director and Treasurer of Dixie Rice.

Gregory M. Swalwell      Controller of Contran, Dixie Holding,
                         NOA, National, Southwest, VGI and
                         Valhi.

Steven L. Watson         Vice President and Secretary of
                         Contran, Dixie Holding, Dixie Rice,
                         NOA, National, Southwest, VGI and
                         Valhi.

----------

(1)  The principal business address for this person is 402 Canal Street, Houma,
     Louisiana   70360.

(2)  The principal business address for this person is 600 Pasquiere Street,
     Gueydan, Louisiana   70542-0010.


                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

                     Name                          Shares Held
-----------------------------------------------  ----------------
Eugene K. Anderson                                       -0-

F. Murlyn Broussard                                      -0-

J. Mark Hollingsworth                                    -0-

William J. Lindquist                                     -0-

Andrew McCollam, Jr.                                     -0-

Harold M. Mire                                           -0-

Bobby D. O'Brien                                         -0-

Glenn R. Simmons (1)                                    534

Harold C. Simmons (2)                                    (2)

Robert W. Singer (3)                                      1

Richard A. Smith                                         -0-

Gregory M. Swalwell                                      -0-

Steven L. Watson                                      7,474


----------
<F1>

(1) The Reporting Persons understand the Shares indicated as held by Glenn R. Simmons include 534 Shares held in his individual retirement account.
<F2>
(2) Mr. Simmons may be deemed to possess indirect beneficial ownership of certain Shares as described in Item 5(a) of this Statement. Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.
<F3>
(3) The Reporting Persons understand that the Shares indicated as held by Robert W. Singer comprise one Share held in his individual retirement account.



                                 EXHIBIT INDEX

Exhibit 1 Contran Deferred Compensation Trust No. 2, dated as of October 1, 1995, between Contran Corporation and NationsBank of Texas, N.A. (incorporated by reference to Exhibit 1 to Amendment No. 43 to the Schedule 13D filed on November 6, 1995 with the Commission by NL Industries, Inc., the Combined Master Retirement Trust and Contran Corporation with respect to common stock of Keystone Consolidated Industries, Inc.).

Exhibit 2 Amendment One to the Contran Deferred Compensation Trust No. 2, dated as of December 18, 1996, between Contran Corporation and NationsBank of Texas, N.A. (incorporated by reference to Exhibit 14 to Amendment No. 59 to the Schedule 13D filed on April 2, 1997 with the Commission by Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation and Harold C. Simmons with respect to the common stock of Valhi, Inc. and referred to herein as the "Valhi
               Schedule 13D").

Exhibit 3 Loan Agreement, dated as of November 8, 1996, among Valhi Group, Inc., National City Lines, Inc., Contran Corporation, United States National Bank of Oregon and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 10 to Amendment No. 59 to the Valhi Schedule 13D).